Filed Pursuant to Rule 433

Registration No. 333-266487-04

Dated May 8, 2023

Baltimore Gas and Electric Company

$700,000,000 5.400% Notes Due 2053

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Expected Ratings*:	A3 (Moody’s); A (S&P); A (Fitch)
Securities:	5.400% Notes due 2053
Trade Date:	May 8, 2023
Settlement Date:	May 10, 2023 (T+2)
Principal Amount:	$700,000,000
Maturity:	June 1, 2053
Coupon:	5.400%
Benchmark Treasury:	4.000% due November 15, 2052
Benchmark Treasury Price and Yield:	103-03+ / 3.823%
Spread to Benchmark Treasury:	158 basis points
Yield to Maturity:	5.403%
Public Offering Price:	99.951% of the principal amount
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2023
Optional Redemption Provisions:	At any time prior to December 1, 2052 (six months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.
CUSIP:	059165 EQ9

ISIN:	US059165EQ94
Joint Book Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC Santander US Capital Markets LLC
Co-Managers:	AmeriVet Securities, Inc. Guzman & Company Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., at (800) 854-5674, Credit Agricole Securities (USA) Inc. at (860) 807-6030, MUFG Securities Americas Inc. at (877) 649-6848 or Scotia Capital (USA) Inc. at (800) 372-3930.